      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1996


                                                      REGISTRATION NO. 333-02453
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                          NORTHROP GRUMMAN CORPORATION
             (Exact name of Registrant as specified in its charter)

                DELAWARE                                95-1055798
    (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                Identification No.)

                             1840 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-6262
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

            JAMES C. JOHNSON, CORPORATE VICE PRESIDENT AND SECRETARY
                          NORTHROP GRUMMAN CORPORATION
                             1840 CENTURY PARK EAST
                         LOS ANGELES, CALIFORNIA 90067
                                 (310) 553-6262
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

          John D. Hussey, Esq.                     John R. Light, Esq.
Sheppard, Mullin, Richter & Hampton LLP              Latham & Watkins
   333 South Hope Street, 48th Floor        633 West Fifth Street, Suite 4000
     Los Angeles, California 90071            Los Angeles, California 90071
             (213) 620-1780                           (213) 485-1234

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after this Registration Statement has become effective
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

    The prospectus contained in this Registration Statement also relates to a registration statement previously filed with the Commission (Registration No. 33-55143).

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 3, 1996


                                7,000,000 Shares

                                NORTHROP GRUMMAN
                                  Common Stock
                               ($1.00 PAR VALUE)

                                 --------------

ALL OF THE SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE ("COMMON STOCK"), OF NORTHROP GRUMMAN CORPORATION (THE "COMPANY") OFFERED HEREBY ARE BEING SOLD
 BY THE  COMPANY. OF  THE 7,000,000  SHARES OF  COMMON STOCK  BEING  OFFERED,
   5,950,000  SHARES ARE INITIALLY  BEING OFFERED IN  THE UNITED STATES AND
     CANADA (THE "U.S. SHARES") BY THE U.S. UNDERWRITERS (THE "U.S. OFFERING") AND 1,050,000 SHARES ARE INITIALLY BEING CONCURRENTLY
      OFFERED OUTSIDE THE  UNITED STATES AND  CANADA (THE  "INTERNATIONAL
       SHARES") BY THE MANAGERS (THE "INTERNATIONAL OFFERING" AND, TOGETHER WITH THE U.S. OFFERING, THE "OFFERINGS"). THE OFFERING
        PRICE AND UNDERWRITING DISCOUNTS AND  COMMISSIONS OF THE U.S.
             OFFERING AND THE INTERNATIONAL OFFERING ARE IDENTICAL.


THE COMMON STOCK OF THE COMPANY IS LISTED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") AND THE PACIFIC STOCK EXCHANGE UNDER THE SYMBOL "NOC." ON MAY 29,
  1996,  THE LAST REPORTED SALE PRICE  OF THE COMMON       STOCK ON THE NYSE
         WAS $62 1/4. SEE "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."


                                 --------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
   AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES   COMMISSION  NOR
     HAS  THE   SECURITIES   AND   EXCHANGE   COMMISSION   OR   ANY   STATE
        SECURITIES   COMMISSION   PASSED  UPON   THE  ACCURACY   OR  AD-
            EQUACY   OF   THIS   PROSPECTUS.   ANY    REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                             UNDERWRITING
                                                            PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                             PUBLIC           COMMISSIONS        COMPANY(1)
                                                        -----------------  -----------------  -----------------
PER SHARE.............................................          $                  $                  $
TOTAL (2).............................................          $                  $                  $

(1) BEFORE DEDUCTION OF EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $700,000.

(2) THE COMPANY HAS GRANTED THE U.S. UNDERWRITERS AND THE MANAGERS AN OPTION, EXERCISABLE BY CS FIRST BOSTON CORPORATION FOR THIRTY (30) DAYS FROM THE DATE OF THIS PROSPECTUS, TO PURCHASE A MAXIMUM OF 1,050,000 ADDITIONAL SHARES TO COVER OVER-ALLOTMENTS OF SHARES. IF THE OPTION IS EXERCISED IN
    FULL,  THE TOTAL PRICE TO PUBLIC WILL BE $          , UNDERWRITING DISCOUNTS
    AND COMMISSIONS  WILL BE  $              AND  PROCEEDS  TO COMPANY  WILL  BE
    $         .

    THE U.S. SHARES ARE OFFERED BY THE SEVERAL U.S. UNDERWRITERS WHEN, AS AND IF ISSUED BY THE COMPANY, DELIVERED TO AND ACCEPTED BY THE U.S. UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT THE U.S. SHARES WILL BE READY FOR DELIVERY ON OR ABOUT JUNE , 1996, AGAINST PAYMENT IN IMMEDIATELY AVAILABLE FUNDS.

CS First Boston
                              Merrill Lynch & Co.

                                                            Salomon Brothers Inc

                 THE DATE OF THIS PROSPECTUS IS JUNE   , 1996.

    IN CONNECTION WITH THE OFFERINGS, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS CONTAINED IN RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                           FORWARD LOOKING STATEMENTS

    THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS, CONCERNING, AMONG OTHER THINGS, FUTURE RESULTS OF OPERATIONS, DELIVERIES, TRENDS, CASH FLOWS, MARKETS AND PROGRAMS ARE PROJECTIONS AND ARE NECESSARILY SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. ACTUAL OUTCOMES ARE DEPENDENT UPON THE COMPANY'S SUCCESSFUL PERFORMANCE OF INTERNAL PLANS, GOVERNMENT CUSTOMERS' BUDGETARY RESTRAINTS, CUSTOMER CHANGES IN SHORT RANGE AND LONG RANGE PLANS, DOMESTIC AND INTERNATIONAL COMPETITION IN BOTH THE DEFENSE AND COMMERCIAL AREAS, PRODUCT PERFORMANCE, CONTINUED DEVELOPMENT AND ACCEPTANCE OF NEW PRODUCTS, PERFORMANCE ISSUES WITH KEY SUPPLIERS AND SUBCONTRACTORS, GOVERNMENT IMPORT AND EXPORT POLICIES, TERMINATION OF GOVERNMENT CONTRACTS, POLITICAL PROCESSES, LEGAL, FINANCIAL AND GOVERNMENTAL RISKS RELATED TO INTERNATIONAL TRANSACTIONS AND GLOBAL NEEDS FOR MILITARY AND COMMERCIAL AIRCRAFT AND ELECTRONIC SYSTEMS AND SUPPORT, AS WELL AS OTHER ECONOMIC, POLITICAL AND TECHNOLOGICAL RISKS AND UNCERTAINTIES.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the
Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copies may be obtained at the principal office of the Commission at 450 Fifth Street, N.W, Washington, D.C. 20549, and at the following regional offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W, Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; and the Pacific Stock Exchange, Inc., 233 South Beaudry Avenue, Los Angeles, California 90012, and 301 Pine Street, San Francisco, California 94104.

    The Company has filed with the Commission a Registration Statement (herein, together with all amendments thereto, called the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein and filed as an exhibit to the Registration Statement are not necessarily complete, and, in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the securities being offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company has filed with the Commission, pursuant to Section 13 of the Exchange Act:

        (i) an Annual Report on Form 10-K for the year ended December 31, 1995;


        (ii) a Current Report on Form 8-K filed March 18, 1996, as amended on Form 8-K/A dated May 31, 1996;


       (iii)  a Quarterly Report  on Form 10-Q  for the quarter  ended March 31,
    1996;

        (iv) a description of the Common Stock of the Company set forth in a Registration Statement on Form 8-B dated June 20, 1985; and

        (v) a description of the Common Stock Purchase Rights of the Company set forth in a Registration Statement on Form 8-A filed September 22, 1988, as amended on Form 8 filed August 2, 1991, as further amended on Form 8-A/A filed October 7, 1994;

    which are hereby incorporated by reference in and made a part of this Prospectus.

        All documents hereafter filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        In this Prospectus, references to "dollars" and "$" are to United States dollars.

        THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO: JAMES C. JOHNSON, CORPORATE VICE PRESIDENT AND SECRETARY, NORTHROP GRUMMAN CORPORATION, 1840 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067 (TELEPHONE: (310) 553-6262).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL DATA (INCLUDING FINANCIAL STATEMENTS, PRO FORMA FINANCIAL DATA AND THE NOTES THERETO) INCLUDED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE.

                                  THE COMPANY

    Northrop Grumman Corporation (the "Company") is an advanced technology aerospace and defense company operating primarily in two business segments: electronics and systems integration and military and commercial aircraft. Within the electronics and systems integration segment, the Company is engaged in the design, development and manufacture of a wide variety of complex electronic products such as airborne radar, surveillance and battle management systems, electronic countermeasures, precision weapons, antisubmarine warfare systems and air traffic control systems. Within the military and commercial aircraft segment, the Company is engaged in the design, development, manufacture and modification of military aircraft and commercial aerostructures. The Company is also engaged in the design, development and manufacture of information systems, marine propulsion and power generation systems and a variety of other products and services. Approximately three-fourths of the Company's revenues in 1996 are expected to be generated from the U.S. Department of Defense (the "DOD"), with the balance provided by contracts with commercial aerospace manufacturers, other U.S. government agencies and various foreign customers.

    The Company has a balance of programs in both the production and development phases. While production programs generally involve less risk and generate greater cash flow than development programs, development programs are essential for future growth opportunities. Based on its backlog and business mix, the Company believes that its cash flow from operations as compared to its investment requirements will result in significant cash flow available for debt reduction, dividends and other uses over the next several years.

    Many of the Company's programs are among the principal programs for the various branches of the U.S. military. The Company is the prime contractor on the B-2 Stealth Bomber, the only strategic bomber currently in production; the principal subcontractor on the F/A-18C/D Hornet, the U.S. Navy's primary strike/attack aircraft, as well as on the next generation F/A-18E/F Super Hornet; the prime contractor on the E-2C Hawkeye, the U.S. Navy's principal early warning, command and control aircraft; the prime contractor for the E-8 Joint STARS aircraft radar system, which will be the primary airborne ground surveillance and battle management system for the U.S. Air Force and Army; the prime contractor on the BAT "Brilliant" self-guided submunition under development for the U.S. Army; the supplier of the APG-68 Fire Control Radar used on the F-16, one of the most widely used fighter aircraft in the world; the supplier of the ARSR-4 Long Range Radar, a three-dimensional air traffic control radar system used by the U.S. Air Force and the U.S. Federal Aviation Administration; and the supplier of the AN/APY-1, 2 surveillance radar which provides real-time, all-altitude and beyond-the-horizon target detection, identification and tracking for the E-3 AWACS surveillance aircraft.

    The Company is also one of the world's leading manufacturers of commercial aerostructures and components. The Company manufactures major portions of the Boeing 747, 757 and 767 jetliners as well as significant subassemblies and components for other commercial aircraft, including the Boeing 777 jetliner.

                                    STRATEGY

    The Company intends to strengthen its position as a leader in the aerospace and defense industry by pursuing the following strategies: (i) focusing on segments of defense markets that are growing and where the Company has premier technological capabilities, particularly in electronics and electronics systems integration; and (ii) leveraging its airframe design expertise and manufacturing strengths to remain a key competitor in military aircraft and commercial aerostructures. The Company has been pursuing these strategies since 1992 through both internal initiatives and acquisitions and, as a result, enjoys leading positions in those market segments in which it chooses to compete. The Company's primary objective in pursuit of these strategies is to maximize total return on investment.

    The Company is transforming itself from primarily an aircraft designer/manufacturer to an electronics and systems integration company with a leading airframe and aerostructures business. In early 1994, the Company significantly expanded its electronics business with the acquisition of Grumman Corporation ("Grumman"), a leading electronic systems integration company. In March of 1996, the Company acquired the Electronics Systems Group of
Westinghouse Electric Corporation ("ESG"). ESG is a leading producer of sophisticated electronics for defense, government and commercial applications. As a result of these acquisitions, the Company expects that its electronics and systems integration revenues will approximate 50% of total revenues in 1996 and that this percentage will continue to increase in the future.

    This strategic transformation positions the Company to meet the growing needs of the DOD for more sophisticated electronics and integrated electronics systems. Since the end of the Cold War, the DOD has recognized the necessity of maintaining an effective fighting force with fewer defense dollars, thereby placing a premium on sophisticated systems that provide long-range surveillance, battle management and precision-strike capabilities. As military systems have become more complex, integration of the electronic functions of the various platforms, weapons and support systems has become increasingly important. Budget constraints have also encouraged spending on program modifications, upgrades and extensions rather than on new development programs, further increasing demand for sophisticated electronics systems. As a technological leader in designing, manufacturing and integrating the sophisticated electronics systems that provide long-range surveillance, battle management and precision-strike capabilities, the Company believes that it is well positioned to serve the electronic systems market.

    The Company  has  also strengthened  its  military and  commercial  aircraft segment. In 1992, the Company acquired 49% of Vought Aircraft Company ("Vought"), a leading manufacturer of commercial and military aerostructures, and in 1994 acquired the remaining 51% of Vought and the military aircraft business of Grumman. These acquisitions and the Company's internal initiatives have enabled the Company to establish a leading position in military aircraft and commercial aerostructures. The Company believes that it will maintain this leadership position as a result of its airframe design experience, including stealth technology, as well as its cost-competitive manufacturing capabilities.

                               ACQUISITION OF ESG

    On March 1, 1996, the Company completed the acquisition of ESG for approximately $2.9 billion in cash (the "Acquisition"). For the year ended December 31, 1995, ESG generated revenue of $2.6 billion. The Acquisition was financed with a combination of bank borrowings and intermediate and long-term notes and debentures. The business of ESG is now operated as the Company's new Electronic Sensors and Systems Division ("ESSD").

    ESSD is a leading supplier of electronic systems for defense, government and commercial applications. It employs nearly 12,000 people worldwide at 15 operating locations, primarily in the United States. ESSD has a diversified portfolio of programs with no single program accounting for more than 10% of revenues in 1995. Approximately one-half of ESSD's 1995 revenues were attributable to radar technology applied to surveillance, fire control, air traffic control and other purposes. ESSD also designs and manufactures other avionics products, electro-optical systems, undersea and marine products and material handling systems.

    The Acquisition represents a substantial step in the Company's continuing transformation from an aircraft designer/manufacturer to a defense electronics and systems integration company with a leading aircraft and aerostructures business. The Acquisition enables the Company to serve a larger customer base, domestically and internationally, and is expected to provide the opportunity to achieve revenue growth and greater cash flow stability. The Acquisition will also enable the Company to enhance its role on important programs such as E-8 Joint STARS and BAT, and to expand its business into the areas of air traffic control and anti-submarine warfare systems.

                                 THE OFFERINGS


Common Stock Offered (1):
  U.S. Offering...............  5,950,000  shares
  International Offering......  1,050,000  shares
                                ---------
    Total.....................  7,000,000  shares
                                ---------
                                ---------
Common Stock Outstanding:
  Before the Offerings (at May
   30, 1996)..................  49,638,407 shares
  After the Offerings (1).....  56,638,407 shares
Dividends.....................  For historical  information related  to dividends  declared and  the Company's future dividend policy, see "Price Range of Common Stock and Dividends."
Use of Proceeds...............  The net proceeds of the Offerings  will be used to repay  a portion  of the bank borrowings  incurred by the Company in connection with the Acquisition. See "Use of Proceeds"  and
                                "The Company -- Acquisition of ESG."
New York Stock Exchange and
 Pacific Stock Exchange
 Symbol.......................  NOC


- ------------------------
(1) Does not include up to 1,050,000 shares of Common Stock subject to the over-allotment option granted by the Company to the U.S. Underwriters and the Managers.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following summary historical financial data with respect to the five years ended December 31, 1995, have been derived from and are qualified by reference to the audited consolidated financial statements and notes thereto filed by the Company with the Commission which are incorporated herein by reference. The data for the three months ended March 31, 1996 and 1995 are unaudited but, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for such periods. Operating results for the three months ended March 31, 1996 may not be indicative of the results that may be expected for the year ending December 31, 1996, or any future period. All such summary historical financial data should be read in conjunction with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included or incorporated by reference herein. The summary pro forma data for December 31, 1995 and March 31, 1996 and the periods then ended have been derived from the "Unaudited Pro Forma Condensed Combined Financial Data" included herein which are based upon the historical consolidated financial statements of the Company and the historical combined financial statements of ESG which are also incorporated herein by reference, adjusted to give effect to the Acquisition using the purchase method of accounting. The pro forma Operating Data for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to the Acquisition as if it had occurred as of January 1, 1995. The pro forma Balance Sheet Data give effect to the Acquisition as if it had occurred on December 31, 1995. The pro forma financial data do not give effect to the proposed issuance of shares in the Offerings and the use of proceeds therefrom. See also "Available Information," "Incorporation of Certain Documents by Reference" and "Unaudited Pro Forma Condensed Combined Financial Data."

                                                                            FOR FISCAL YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------------------
                                                                         1995        1994        1993       1992        1991
                                                                       --------   ----------   --------   --------   ----------
                                                           PRO FORMA
                                                             1995
                                                           ---------
                                                           (UNAUDITED)    ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Operating Data:
  Net sales..............................................  $  9,158    $  6,818   $    6,711   $  5,063   $  5,550   $    5,694
  Cost of sales
    Operating costs......................................     7,230       5,319        5,477      4,385      4,877        4,817
    Administrative and general expenses..................     1,283         963          753        485        455          531
    Special termination benefits.........................                                282
    Restructuring charges................................        51
                                                           ---------   --------   ----------   --------   --------   ----------
  Operating margin.......................................       594         536          199        193        218          346
  Other, net.............................................        (5)          9          (31)        13          5
  Interest expense, net..................................      (346)       (136)        (103)       (36)       (43)         (69)
                                                           ---------   --------   ----------   --------   --------   ----------
  Income before income taxes and cumulative effect of
   accounting principle changes..........................       243         409           65        170        180          277
  Federal and foreign income taxes.......................       107         157           30         74         59            9
                                                           ---------   --------   ----------   --------   --------   ----------
  Income before cumulative effect of accounting principle
   changes...............................................       136         252           35         96        121          268
  Cumulative effect of accounting principle changes......                                                                   (67)
                                                           ---------   --------   ----------   --------   --------   ----------
  Net income.............................................  $    136    $    252   $       35   $     96   $    121   $      201
                                                           ---------   --------   ----------   --------   --------   ----------
                                                           ---------   --------   ----------   --------   --------   ----------
  Earnings per share before cumulative effect of
   accounting principle changes..........................  $   2.75    $   5.11   $      .72   $   1.99   $   2.56   $     5.69
  Cumulative effect of accounting principle changes, per
   share.................................................                                                                 (1.43)
                                                           ---------   --------   ----------   --------   --------   ----------
  Earnings per share.....................................  $   2.75    $   5.11   $      .72   $   1.99   $   2.56   $     4.26
                                                           ---------   --------   ----------   --------   --------   ----------
                                                           ---------   --------   ----------   --------   --------   ----------
Balance Sheet Data:
  Total assets...........................................  $  9,646    $  5,455   $    6,047   $  2,939   $  3,162   $    3,128
  Net working capital....................................       321         357          467        481        354          611
  Total debt.............................................     4,344       1,372        1,934        160        510          550
  Shareholders' equity...................................     1,459       1,459        1,290      1,322      1,254        1,182
Other Data:
  Capital expenditures...................................  $    188    $    133   $      134   $    135   $    123   $      118
  Depreciation and amortization..........................       471         283          269        214        160          171
  Funded order backlog...................................    13,433       9,947       12,173      6,919      7,175        8,561
  Dividends per share....................................  $   1.60    $   1.60   $     1.60   $   1.60   $   1.20   $     1.20
  Weighted average shares outstanding (in millions)......      49.4        49.4         49.2       48.1       47.2         47.1

                                                                                 THREE MONTHS ENDED MARCH 31,
                                                                               ---------------------------------
                                                                                          (UNAUDITED)
                                                                               PRO FORMA
                                                                                 1996        1996        1995
                                                                               ---------   --------   ----------
                                                                               ($ IN MILLIONS, EXCEPT PER SHARE
                                                                                             DATA)
Operating Data:
  Net sales..................................................................  $  1,850    $ 1,603    $   1,617
  Cost of sales
    Operating costs..........................................................     1,476      1,273        1,299
    Administrative and general expenses......................................       231        191          201
                                                                               ---------   --------   ----------
  Operating margin...........................................................       143        139          117
  Interest expense, net......................................................       (81)       (46)         (34)
  Other, net.................................................................         8          9            5
                                                                               ---------   --------   ----------
  Income before income taxes.................................................        70        102           88
  Federal and foreign income taxes...........................................        29         41           34
                                                                               ---------   --------   ----------
  Net income.................................................................  $     41    $    61    $      54
                                                                               ---------   --------   ----------
                                                                               ---------   --------   ----------
  Earnings per share.........................................................  $    .83    $  1.23    $    1.10
                                                                               ---------   --------   ----------
                                                                               ---------   --------   ----------
Balance Sheet Data:
  Total assets...............................................................              $ 9,495    $   6,090
  Net working capital........................................................                  339          469
  Total debt.................................................................                4,201        1,787
  Shareholders' equity.......................................................                1,505        1,326
Other Data:
  Capital expenditures.......................................................              $    41    $      45
  Depreciation and amortization..............................................                   71           67
  Funded order backlog.......................................................               12,543       11,477
  Dividends per share........................................................              $   .40    $     .40
  Weighted average shares outstanding (in millions)..........................                 49.6         49.3

                                USE OF PROCEEDS

    The Company intends to apply the net proceeds from the Offerings, estimated to be approximately $420.3 million (or approximately $483.4 million if the overallotment option is exercised), assuming an offering price of $62 per share, to repay a portion of the Company's bank borrowings incurred to finance the Acquisition in March 1996. The indebtedness to be repaid with the proceeds of the Offerings currently bears interest at 5.94% and has a maturity date of March 1, 1998.

                                 CAPITALIZATION

    The following table sets forth (i) the capitalization of the Company as at March 31, 1996, and (ii) the capitalization as adjusted to reflect the sale pursuant to the Offerings of 7,000,000 shares of Common Stock and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                                        AS OF MARCH 31, 1996
                                                                                    -----------------------------
                                                                                       ACTUAL     AS ADJUSTED (A)
                                                                                    ------------  ---------------
                                                                                           ($ IN MILLIONS)
Current portion of long-term debt.................................................  $     250        $     250
                                                                                       ------           ------
Long-term debt:
  Bank term loans and revolving credit facility (b)...............................      2,350            1,930
  8 5/8% Notes due 2004...........................................................        350              350
  7% Notes due 2006...............................................................        400              400
  7 3/4% Debentures due 2016......................................................        300              300
  9 3/8% Debentures due 2024......................................................        250              250
  7 7/8% Debentures due 2026......................................................        300              300
  Other...........................................................................          1                1
                                                                                       ------           ------
    Total long-term debt..........................................................      3,951            3,531
                                                                                       ------           ------
    Total debt....................................................................      4,201            3,781
Shareholders' equity:
  Preferred stock, 10,000,000 shares authorized; none issued......................
  Common stock (c), 200,000,000 shares authorized; 49,632,060 shares issued;
   56,632,060 shares issued as adjusted (d).......................................        276              696
  Retained earnings...............................................................      1,241            1,241
  Unfunded pension losses, net of taxes...........................................        (12)             (12)
                                                                                       ------           ------
    Total shareholders' equity....................................................      1,505            1,925
                                                                                       ------           ------
      Total capitalization........................................................  $   5,706        $   5,706
                                                                                       ------           ------
                                                                                       ------           ------

- ------------------------
(a) Assumes a public offering price of $62 per share, the closing price of the Company's Common Stock on the NYSE on May 15, 1996.

(b) Amended bank credit facility consisting of a $1.8 billion revolving credit facility expiring in March 2002 and two term loan facilities aggregating $2 billion ($500 million due March 1998 and $1.5 billion due in quarterly installments of $62.5 million through March 2002), the proceeds of which, together with $1 billion of institutionally placed notes and debentures, were utilized to finance the Acquisition.

(c) Includes an equal number of Common Stock Purchase Rights. See "Description of Capital Stock -- Common Stock Purchase Rights."

(d) Excludes 3,959,423 shares of Common Stock reserved for issuance pursuant to outstanding options and rights granted under the Company's stock plans.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Company's Common Stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol NOC. The table below sets forth the high and low trading prices of the Common Stock as reported on the New York Stock Exchange Composite Tape and quarterly cash dividends declared per share of Common Stock during the periods indicated. For a recent closing price of the Common Stock, see the cover page of this Prospectus.


                                                                                       PRICE RANGE            CASH
                                                                                      -------------         DIVIDENDS
                                                                                    LOW          HIGH       DECLARED
                                                                                   -----         -----      ---------
1994
First Quarter ended March 31, 1994............................................      36  7/8       45  7/8   $    .40
Second Quarter ended June 30, 1994............................................      34  1/2       39  3/4        .40
Third Quarter ended September 30, 1994........................................      35  3/4       45  3/8        .40
Fourth Quarter ended December 31, 1994........................................      40  1/4       47  3/8        .40
1995
First Quarter ended March 31, 1995............................................      39  3/4       49  3/4        .40
Second Quarter ended June 30, 1995............................................      47            54             .40
Third Quarter ended September 30, 1995........................................      51  7/8       62  5/8        .40
Fourth Quarter ended December 31, 1995........................................      56            64  1/4        .40
1996
First Quarter ended March 31, 1996............................................      58  3/8       67  3/8        .40
Second Quarter (through May 30, 1996).........................................      57  3/4       63  3/4        .40



    Dividends on the Common Stock of the Company are payable at the discretion of the Company's Board of Directors out of funds legally available therefor. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The record date for the second quarter dividend in 1996 was May 28, 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth certain selected consolidated financial data for the Company for each of the periods indicated which have been derived from, and are qualified by reference to, the audited consolidated financial statements and notes thereto filed by the Company with the Commission which are incorporated herein by reference. The data for the three months ended March 31, 1996 and 1995 are unaudited but, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for such periods. Operating results for the three months ended March 31, 1996 may not be indicative of the results that may be expected for the year ending December 31, 1996, or any future period. See also "Available Information," "Incorporation of Certain Documents by Reference" and "Unaudited Pro Forma Condensed Combined Financial Data."

                                                    THREE MONTHS ENDED
                                                         MARCH 31,                    FISCAL YEAR ENDED DECEMBER 31,
                                                    -------------------     ---------------------------------------------------
                                                    1996(B)       1995       1995      1994(A)      1993       1992       1991
                                                    -------      ------     ------     -------     ------     ------     ------
                                                        (UNAUDITED)   ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Operating Data:
  Net sales.......................................  $ 1,603      $1,617     $6,818     $ 6,711     $5,063     $5,550     $5,694
  Cost of sales
    Operating costs...............................    1,273       1,299      5,319       5,477      4,385      4,877      4,817
    Administrative and general expenses...........      191         201        963         753        485        455        531
    Special termination benefits..................                                         282
                                                    -------      ------     ------     -------     ------     ------     ------
  Operating margin................................      139         117        536         199        193        218        346
  Other, net......................................        9           5          9         (31)        13          5
  Interest expense, net...........................      (46)        (34)      (136)       (103)       (36)       (43)       (69)
                                                    -------      ------     ------     -------     ------     ------     ------
  Income before income taxes and cumulative effect
   of accounting principle changes................      102          88        409          65(b)     170        180        277
  Federal and foreign taxes.......................       41          34        157          30         74         59          9
                                                    -------      ------     ------     -------     ------     ------     ------
  Income before cumulative effect of accounting
   principle changes..............................       61          54        252          35         96        121        268
  Cumulative effect of accounting principle
   changes........................................                                                                          (67)(c)
                                                    -------      ------     ------     -------     ------     ------     ------
  Net income......................................  $    61      $   54     $  252     $    35     $   96     $  121     $  201
                                                    -------      ------     ------     -------     ------     ------     ------
                                                    -------      ------     ------     -------     ------     ------     ------
  Earnings per share before cumulative effect of
   accounting principle changes...................  $  1.23      $ 1.10     $ 5.11     $   .72     $ 1.99     $ 2.56     $ 5.69
  Cumulative effect of accounting principle
   changes, per share.............................                                                                        (1.43)(c)
                                                    -------      ------     ------     -------     ------     ------     ------
  Earnings per share..............................  $  1.23      $ 1.10     $ 5.11     $   .72     $ 1.99     $ 2.56     $ 4.26
                                                    -------      ------     ------     -------     ------     ------     ------
                                                    -------      ------     ------     -------     ------     ------     ------
Balance Sheet Data:
  Total assets....................................  $ 9,495      $6,090     $5,455     $ 6,047     $2,939     $3,162     $3,128
  Net working capital.............................      339         469        357         467        481        354        611
  Total debt (d)..................................    4,201       1,787      1,372       1,934        160        510        550
  Shareholders' equity............................    1,505       1,326      1,459       1,290      1,322      1,254      1,182
Other Data:
  Net cash provided by operating activities.......  $   230      $  191     $  744     $   441     $  380     $  284     $  609
  Capital expenditures............................       41          45        133         134        135        123        118
  Depreciation and amortization...................       71          67        283         269        214        160        171
  Funded order backlog............................   12,543      11,477      9,947      12,173      6,919      7,175      8,561
  Dividends per share.............................  $   .40      $  .40     $ 1.60     $  1.60     $ 1.60     $ 1.20     $ 1.20
  Weighted average shares outstanding (in
   millions)......................................     49.6        49.3       49.4        49.2       48.1       47.2       47.1

- --------------------------
(a) Includes Grumman Corporation data from April 1994 and Vought Aircraft Company data from August 1994.

(b) Includes ESSD data from March 1, 1996.

(c) The Financial Accounting Standards Board's (FASB) accounting standard No. 106 EMPLOYER'S ACCOUNTING FOR POST-RETIREMENT BENEFITS OTHER THAN PENSIONS was adopted by the Company in 1991. The liability representing previously unrecognized costs of $145 million for all years prior to 1991 was recorded as of January 1, 1991, with an after-tax effect on earnings of $88 million. In 1991 the Company adopted the FASB standard No. 109 ACCOUNTING FOR INCOME TAXES and recorded, as of January 1, 1991, a benefit of $21 million.

(d) Total debt includes long-term, short-term and current portion of long-term debt.

             UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

    The following unaudited pro forma condensed combined financial statements reflect the ESG acquisition and are based upon the historical financial statements of the Company and ESG for the period indicated, combined and adjusted to give effect to the ESG acquisition using the purchase method of accounting. The unaudited pro forma condensed combined statement of financial position gives effect to the ESG acquisition as if it had occurred on December 31, 1995. The unaudited pro forma condensed combined statements of income give effect to the ESG acquisition as if it had occurred on January 1, 1995. The adjustments to the unaudited pro forma financial statements do not give effect to the proposed issuance of shares in the Offerings and the use of proceeds therefrom. The pro forma adjustments are described in the accompanying notes.

    The purchase price has been allocated to the assets and liabilities acquired based upon preliminary estimates of their respective fair values. The liabilities acquired include contingent liabilities of the type normally associated with the conduct of the business including product warranty, employee, environmental and litigation claims. As to certain contingent liabilities, the Company's exposure has been limited, above certain thresholds, by indemnification from or a participation agreement with the seller up to limits that the Company believes, based on its investigations and negotiations to date, will not be exceeded as the liabilities are settled or otherwise satisfied. Based upon available information, the Company expects that those contingent liabilities for which loss provisions have not been included in the purchase price adjustment will not have a material adverse impact on the Company's results of operations or financial position. The Company does not presently anticipate that the changes to the purchase price allocation presented will be material. The unaudited pro forma financial information does not give effect to any synergies or cost savings that the Company may realize as a result of the ESG acquisition. The Company is compiling data to determine those business areas and facilities that do not fit in its long-term strategy and intends to complete this process by December 31, 1996. During the remainder of 1996, the estimates of fair value for other assets and liabilities will be refined and changes, if any, will be reflected in the Company's periodic Exchange Act filings for 1996.

    The unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations or financial position of the combined company that would have occurred had the ESG acquisition occurred on the dates indicated above, nor are they necessarily indicative of future operating results or financial position.


    The unaudited pro forma condensed combined financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, of the Company in its Annual Report on Form 10-K for the year ended December 31, 1995 and of ESG contained in the Company's Current Report on Form 8-K/A dated May 31, 1996, and the unaudited consolidated financial statements, including the notes thereto, of the Company in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, which are incorporated herein by reference. See "Available Information" and "Incorporation of Certain Documents by Reference."

                          PRO FORMA CONDENSED COMBINED
                        STATEMENT OF FINANCIAL POSITION
                                  (UNAUDITED)
                               DECEMBER 31, 1995
                                     ASSETS

                                                                                  NORTHROP           PRO FORMA       PRO FORMA
                                                                                  GRUMMAN    ESG    ADJUSTMENTS      COMBINED
                                                                                  -------   ------  -----------      ---------
                                                                                                ($ IN MILLIONS)
Cash and cash equivalents.......................................................  $   18    $    4    $               $   22
Accounts receivable.............................................................   1,197       462        66(c)        1,725
Inventoried costs...............................................................     771       182       (85)(a)(c)      868
Deferred income taxes...........................................................      25       136      (121)(a)          40
Prepaid expenses................................................................      61        14                        75
                                                                                  -------   ------  -----------      ---------
Total current assets............................................................   2,072       798      (140)          2,730
Property, plant and equipment, net..............................................   1,176       404       112(a)        1,692
Goodwill........................................................................   1,403       119     1,946(a)        3,468
Other purchased intangibles.....................................................     356                 646(a)        1,002
Prepaid pension cost, intangible pension asset and benefit trust fund...........      99        19       (19)(b)          99
Deferred income taxes...........................................................     255       173        76(a)(b)       504
Investments in and advances to affiliates and sundry assets.....................      94        12        45(a)          151
                                                                                  -------   ------  -----------      ---------
                                                                                  $5,455    $1,525    $2,666          $9,646
                                                                                  -------   ------  -----------      ---------
                                                                                  -------   ------  -----------      ---------

                                             LIABILITIES AND SHAREHOLDERS' EQUITY

Notes payable...................................................................  $   65    $         $  (65)(a)      $
Current portion of long-term debt...............................................     144                 188(a)          332
Trade accounts payable..........................................................     360       105                       465
Accrued employees' compensation.................................................     203                                 203
Income taxes....................................................................     528                                 528
Other current liabilities.......................................................     415       443        23(a)          881
                                                                                  -------   ------  -----------      ---------
Total current liabilities.......................................................   1,715       548       146           2,409
Long-term debt..................................................................   1,163               2,849(a)        4,012
Accrued retiree benefits........................................................   1,048       648       (40)(b)       1,656
Deferred income taxes...........................................................      31                                  31
Other liabilities and deferred gain.............................................      39        15        25(a)           79
Shareholders' equity
  Common stock..................................................................     272                                 272
  Retained earnings.............................................................   1,187       314      (314)(a)       1,187
                                                                                  -------   ------  -----------      ---------
                                                                                   1,459       314      (314)          1,459
                                                                                  -------   ------  -----------      ---------
                                                                                  $5,455    $1,525    $2,666          $9,646
                                                                                  -------   ------  -----------      ---------
                                                                                  -------   ------  -----------      ---------

                          PRO FORMA CONDENSED COMBINED
                              STATEMENTS OF INCOME
                                  (UNAUDITED)
                          YEAR ENDED DECEMBER 31, 1995

                                                                        NORTHROP               PRO FORMA        PRO FORMA
                                                                        GRUMMAN    ESG        ADJUSTMENTS       COMBINED
                                                                        -------   ------  -------------------   ---------
                                                                             ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales.............................................................  $6,818    $2,554     $ (214)(c)(h)       $9,158
Cost of sales.........................................................
    Operating costs...................................................   5,319     1,997        (86)(c)(d)(h)     7,230
    Administrative and general expenses...............................     963       320                          1,283
    Restructuring charges.............................................                51                             51
                                                                        -------   ------     ------             ---------
Operating margin......................................................     536       186       (128)                594
Interest expense, net.................................................    (136)                (210)(e)            (346)
Other, net............................................................       9       (14)                            (5)
                                                                        -------   ------     ------             ---------
Income before income taxes............................................     409       172       (338)                243
Federal and foreign income taxes......................................     157        65       (115)(f)             107
                                                                        -------   ------     ------             ---------
Net income............................................................  $  252    $  107     $ (223)             $  136
                                                                        -------   ------     ------             ---------
                                                                        -------   ------     ------             ---------
Earnings per share....................................................  $ 5.11                                   $ 2.75
                                                                        -------                                 ---------
                                                                        -------                                 ---------
Weighted average shares outstanding (in millions).....................    49.4                                     49.4

                       THREE MONTHS ENDED MARCH 31, 1996

                                                                        NORTHROP               PRO FORMA        PRO FORMA
                                                                        GRUMMAN(G) ESG(G)     ADJUSTMENTS       COMBINED
                                                                        -------   ------  -------------------   ---------
                                                                             ($ IN MILLIONS, EXCEPT PER SHARE DATA)
Net sales.............................................................  $1,603    $  259     $  (12)(h)          $1,850
Cost of sales.........................................................
    Operating costs...................................................   1,273       194          9 (d)(h         1,476
    Administrative and general expenses...............................     191        40                            231
                                                                        -------   ------     ------             ---------
Operating margin......................................................     139        25        (21)                143
Interest expense, net.................................................     (46)                 (35)(e)             (81)
Other, net............................................................       9        (1)                             8
                                                                        -------   ------     ------             ---------
Income before income taxes............................................     102        24        (56)                 70
Federal and foreign income taxes......................................      41         8        (20)(f)              29
                                                                        -------   ------     ------             ---------
Net income............................................................  $   61    $   16     $  (36)             $   41
                                                                        -------   ------     ------             ---------
                                                                        -------   ------     ------             ---------
Earnings per share....................................................  $ 1.23                                   $  .83
                                                                        -------                                 ---------
                                                                        -------                                 ---------
Weighted average shares outstanding (in millions).....................    49.6                                     49.6

           NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(a)Adjustments to record $3 billion in loans obtained to finance the acquisition of ESG, and to assign the purchase price to assets acquired and liabilities assumed. The allocation of the purchase price to assets and liabilities is based upon preliminary estimates of their respective fair values. The Company is compiling data to determine the final allocation of the purchase price, which process will be completed by December 31, 1996. The Company does not presently anticipate material changes in the purchase price allocations.

(b) Adjustment to record the preliminary estimate of ESG retiree benefits liabilities in excess of the market value of related assets at December 31, 1995. The Company is reviewing the actuarial data relative to the ESG retiree benefit plans and based on the results of the review the liability may be adjusted.

(c) Adjustment to reflect a change in the method of recognizing contract revenue from the milestone method applied by ESG to conform with the Company's method of revenue recognition, the cost-to-cost type of percentage of completion, on similar type contracts (adjustment for the year ended December 31, 1995: net sales -- $113 million; operating costs -- $103 million).

(d)Adjustment to amortize goodwill over a 40-year period on a straight-line basis and other purchased intangibles on a straight-line basis over periods ranging from 1 to 10 years, with a combined weighted average life of 33 years which results in amortization for the twelve-month period ended December 31, 1995 of $118 million and amortization for the three-month period ended March 31, 1996 of $21 million.

(e) Adjustment to record interest expense on $3 billion of borrowings incurred in connection with the acquisition of ESG at an average annual effective interest rate of 7%. A change of 1/8% in the assumed annual interest rate on the variable rate debt of approximately $2 billion would change the annual interest expense by approximately $2.5 million.

(f) Adjustment to record the income tax effects of pretax pro forma adjustments.

(g) Northrop Grumman data includes one month of combined operations of Northrop Grumman and ESG. ESG data reflects operations for the two months ended February 29, 1996.

(h) Adjustment to eliminate intercompany sales between ESG and the Company (for the year ended December 31, 1995: net sales -- $101 million; for the three months ended March 31, 1996: net sales -- $12 million).

                                  THE COMPANY

GENERAL

    Northrop Grumman Corporation (the "Company") is an advanced technology aerospace and defense company operating primarily in two business segments: electronics and systems integration and military and commercial aircraft. Within the electronics and systems integration segment, the Company is engaged in the design, development and manufacture of a wide variety of complex electronic products such as airborne radar, surveillance and battle management systems, electronic countermeasures, precision weapons, antisubmarine warfare systems and air traffic control systems. Within the military and commercial aircraft segment, the Company is engaged in the design, development, manufacture and modification of military aircraft and commercial aerostructures. The Company is also engaged in the design, development and manufacture of information systems, marine propulsion and power generation systems and a variety of other products and services. Approximately three-fourths of the Company's revenues in 1996 are expected to be generated from the U.S. Department of Defense (the "DOD"), with the balance provided by contracts with commercial aerospace manufacturers, other U.S. government agencies and various foreign customers.

    On March 1, 1996, the Company completed the acquisition of the Electronic Systems Group of Westinghouse Electric Corporation which is now the Company's Electronic Sensors and Systems Division ("ESSD"). ESSD is a leading supplier of electronics systems for defense, government and commercial applications. This acquisition further enhances the Company's electronics and systems integration capabilities, broadens the Company's product offerings and provides growth opportunities in key defense and commercial markets. See "-- Acquisition of ESG" and "-- Divisions -- Electronic Sensors and Systems Division."

    In 1992 the Company acquired a 49% interest in Vought Aircraft Company ("Vought"), a leading manufacturer of commercial and military aerostructures. In 1994 the Company acquired Grumman Corporation ("Grumman") and the remaining portion of Vought. With Grumman, the Company acquired a premier supplier of electronic surveillance and electronic systems integration products as well as military aircraft.

    The Company has a balance of programs in both the production and development phases. While production programs generally involve less risk and generate greater cash flow than development programs, development programs are essential for future growth opportunities. Based on its backlog and business mix, the Company believes that its cash flow from operations as compared to its investment requirements will result in significant cash flow available for debt reduction, dividends and other uses over the next several years.

    Many of the Company's programs are among the principal programs for the various branches of the U.S. military. The Company is the prime contractor on the B-2 Stealth Bomber, the only strategic bomber currently in production; the principal subcontractor on the F/A-18C/D Hornet, the U.S. Navy's primary strike/attack aircraft, as well as on the next generation F/A-18E/F Super Hornet; the prime contractor on the E-2C Hawkeye, the U.S. Navy's principal early warning, command and control aircraft; the prime contractor for the E-8 Joint STARS aircraft radar system, which will be the primary airborne ground surveillance and battle management system for the U.S. Air Force and Army; the prime contractor on the BAT "Brilliant" self-guided submunition under development for the U.S. Army; the supplier of the APG-68 Fire Control Radar used on the F-16, one of the most widely used fighter aircraft in the world; the supplier of the ARSR-4 Long Range Radar, a three-dimensional air traffic control radar system used by the U.S. Air Force and the U.S. Federal Aviation Administration; and the supplier of the AN/APY-1, 2 surveillance radar which provides real-time, all-altitude and beyond-the-horizon target detection, identification and tracking for the E-3 AWACS surveillance aircraft.

    The Company is also one of the world's leading manufacturers of commercial aerostructures and components. The Company manufactures major portions of the Boeing 747, 757 and 767 jetliners, as well as significant subassemblies and components for other commercial aircraft, including the Boeing 777 jetliner.

    The Company was founded in 1939 and reincorporated in 1985 in Delaware. The Company's executive offices are located at 1840 Century Park East, Los Angeles, California 90067 and its telephone number is (310) 553-6262.

STRATEGY

    The Company intends to strengthen its position as a leader in the aerospace and defense industry by pursuing the following strategies: (i) focusing on segments of defense markets that are growing and where the Company has premier technological capabilities, particularly in electronics and electronics systems integration; and (ii) leveraging its airframe design expertise and manufacturing strengths to remain a key competitor in military aircraft and commercial aerostructures. The Company has been pursuing these strategies since 1992 through both internal initiatives and acquisitions and, as a result, enjoys leading positions in those market segments in which it chooses to compete. The Company's primary objective in pursuit of these strategies is to maximize total return on investment.

    The Company is transforming itself from being primarily an aircraft designer/manufacturer to an electronics and systems integration company with a leading airframe and aerostructures business. In early 1994, the Company significantly expanded its electronics business with the acquisition of Grumman. In March of 1996, the Company acquired ESG, a leading producer of sophisticated electronics for defense, government and commercial applications. As a result of these acquisitions, the Company expects that its electronics and systems integration revenues will approximate nearly 50% of total revenues in 1996 and that this percentage will continue to increase in the future.

    This strategic transformation positions the Company to meet the growing needs of the DOD for more sophisticated electronics and integrated electronics systems. Since the end of the Cold War, the DOD has recognized the necessity of maintaining an effective fighting force with fewer defense dollars, thereby placing a premium on sophisticated systems that provide long-range surveillance, battle management and precision-strike capabilities. As military systems have become more complex, integration of the electronic functions of the various platforms, weapons and support systems has become increasingly important. Budget constraints have also encouraged spending on program modifications, upgrades and extensions rather than on new development programs, further increasing demand for sophisticated electronics systems. As a technological leader in designing, manufacturing and integrating the sophisticated electronics systems that provide long-range surveillance, battle management and precision-strike capabilities, the Company believes that it is well positioned to serve the electronic systems market.

    The Company has also strengthened its military and commercial aircraft segment. In 1992, the Company acquired 49% of Vought and in 1994 acquired Grumman and the remaining 51% of Vought. These acquisitions and the Company's internal initiatives have enabled the Company to establish a leading position in military aircraft and commercial aerostructures. The Company believes that it will maintain this leadership position as a result of its airframe design experience, including stealth technology, as well as its cost-competitive manufacturing capabilities.

ACQUISITION OF ESG

    On March 1, 1996, the Company completed the acquisition of ESG for approximately $2.9 billion in cash (the "Acquisition"). For the year ended December 31, 1995, ESG generated revenue of $2.6 billion. The Acquisition was financed with a combination of bank borrowings and intermediate and long-term notes and debentures. The business of ESG is now operated as the Company's new Electronic Sensors and Systems Division ("ESSD").

    ESSD is a leading supplier of electronic systems for defense, government and commercial applications. It employs nearly 12,000 people worldwide at 15 operating locations, primarily in the United States. ESSD has a diversified portfolio of programs with no single program accounting for more than 10% of revenues in 1995. Approximately one-half of ESSD's 1995 revenues were attributable to radar technology applied to surveillance, fire control, air traffic control and other purposes. ESSD also designs and manufactures other avionics products, electro-optical systems, undersea and marine products and material handling systems.

    The Acquisition represents a substantial step in the Company's continuing transformation from an aircraft designer/manufacturer to an electronics and systems integration company with a leading aircraft and aerostructures business. The Acquisition enables the Company to serve a larger customer base, domestically and internationally, and is expected to provide the opportunity to achieve revenue growth and greater cash flow stability. The Acquisition will also enable the Company to enhance its role on important programs such as E-8 Joint STARS and BAT, and to expand its business into the areas of air traffic control and anti-submarine warfare systems.

DIVISIONS

    The Company is organized into five operating divisions: Military Aircraft Systems Division; Electronic Sensors and Systems Division; Electronics and Systems Integration Division; Commercial Aircraft Division; and Data Systems and Services Division. In addition, the Company's Advanced Technology and Development Center provides product development and technology functions for all of the operating divisions, drawing on technologies and skills in each of the divisions.

    MILITARY AIRCRAFT SYSTEMS DIVISION

    The Military Aircraft Systems Division is responsible for the development and manufacture of several types of military aircraft. The Company is the prime contractor for the B-2, a strategic, long-range, large payload bomber with advanced stealth technology that is capable of operating at both high and low altitudes. The B-2 is able to penetrate the most sophisticated air-defenses and is capable of responding more quickly, from greater distances and with more accurate firepower than any other U.S. aircraft.

    The Company is currently under contract to provide 20 operational and one test B-2 aircraft. All 21 aircraft are fully funded. To date, the Company has delivered six test aircraft and 11 of 15 production aircraft. At least five out of the six test aircraft will be refurbished to an operational configuration and delivered to the U.S. Air Force. The Clinton Administration has announced its intent, and the Company has been asked to provide a proposal, to refurbish the remaining test aircraft for subsequent delivery to the U.S. Air Force as an operational vehicle. The U.S. Air Force currently operates a squadron of 10 B-2s at Whiteman Air Force Base in Missouri. In addition, the B-2 program is expected to generate maintenance and support revenues upon completion of production.
While the Company continues to seek funding for additional B-2s, there is no assurance that such funding will be available.

    The Company is the prime or principal subcontractor on all of the U.S. Navy's carrier-based fighter, attack and early warning aircraft, including the F/A-18. For more than two decades the Company has been teamed with prime contractor McDonnell Douglas on the F/A-18 program. The F/A-18C/D Hornet is the U.S. Navy's primary strike/attack aircraft and is deployed by the Navy from aircraft carriers and by the Marines from air bases. In total, more than 1,300 F/A-18 Hornets have been delivered to the U.S. and to certain foreign governments. The Company produces approximately 40% of each F/A-18C/D Hornet, including the center and aft fuselage, twin vertical tails and all associated subsystems. The Company is also the principal subcontractor on the U.S. Navy's newest combat aircraft, the F/A-18E/F Super Hornet, which successfully completed its first test flight in November 1995. The F/A-18E/F Super Hornet has greater range and payload, more powerful engines and more advanced avionics and weapon systems than the F/A-18C/D Hornet. The Company will also produce approximately 40% of each F/A-18E/F Super Hornet. The first production deliveries are scheduled to begin in 1999, with initial operating capability expected in 2001.

    Modification and enhancement of existing airborne platforms has become an important part of the military aircraft market. With U.S. and foreign defense planners seeking modern systems at affordable costs, upgrading existing aircraft can be an attractive alternative to the purchase of new aircraft. The Company provides a broad array of aircraft upgrade, modification, overhaul and support services for several operational aircraft, including the F-5, T-38, F-14, C-2 and A-10. The Company is also responsible for remanufacturing Boeing 707 aircraft as the platform for the Company's E-8 Joint STARS program, for structural enhancements of the EA-6B Prowler and for airframe upgrades of the E-2C Hawkeye.

    ELECTRONIC SENSORS AND SYSTEMS DIVISION

    The Electronic Sensors and Systems Division ("ESSD") represents the acquired business of ESG. ESSD has a diversified portfolio of programs with no single program accounting for more than 10% of revenues in 1995. Approximately one-half of ESSD's 1995 revenues were attributable to radar technology applied to surveillance, fire control, air traffic control and other purposes. ESSD also designs and manufactures other avionics products, electro-optical systems, underseas and marine products and material handling systems.

    With its state-of-the-art surveillance and imaging technologies, ESSD has gained significant positions on a wide variety of high priority platforms for the DOD and certain foreign governments. ESSD produces radars and electronics for military aircraft and battlespace management systems, including those for the F-16 fighter, Apache Longbow helicopter, B-1B bomber, C-130 transport and E-3 AWACS and E-8 Joint STARS surveillance aircraft.

    ESSD's products are also present on numerous development programs such as the F-22 fighter and the Comanche helicopter. Should budget pressures force the stretch-out of these next generation programs, ESSD is expected to benefit from an increased demand for electronic upgrades and retrofits to existing aircraft. For example, ESSD is currently providing mid-life fire control radar upgrades for the F-16.

    ESSD is also a leading supplier of air traffic control radars to the U.S. Federal Aviation Administration and to countries in Europe, the Middle East, Africa, Asia and South America. ESSD is the prime contractor on the ASR-9 terminal radar system which detects and displays aircraft and weather conditions simultaneously, helping air traffic controllers guide aircraft through traffic-dense regions surrounding airports. The international air traffic control market is expected to increase significantly, due in large part to the growth of international air traffic and infrastructure development in Asia and Eastern Europe. The Company believes that ESSD is well positioned to benefit from this anticipated growth in the international air traffic control market. ESSD also develops electronic countermeasures, tactical communication equipment, space products and underseas and marine technologies, including anti-submarine combat systems, surface ship propulsion and power generation equipment.

    International sales are also an increasingly important component of ESSD's military electronics business. The F-16 radar system, ESSD's longest running program, is installed in the F-16s of 23 countries. In addition to the F-16, many other DOD weapon systems with ESSD subsystems, such as the E-3 AWACS surveillance aircraft and the AH-64 Apache helicopter, have been sold internationally.

    ELECTRONICS AND SYSTEMS INTEGRATION DIVISION

    The Electronics and Systems Integration Division manages major electronics systems programs. The Company is the overall systems integrator and prime contractor for the E-8 Joint STARS, the U.S. military's primary airborne radar system which is designed to provide real-time detection, location, classification and tracking of hostile moving and stationary ground targets. The surveillance capabilities of the E-8 Joint STARS will enable it to be a critical part of future battle management systems. The E-8 Joint STARS program is in limited production and funding has been approved for the first six E-8 Joint STARS production aircraft (designated the E-8C). One aircraft has been delivered, a second is expected to be delivered in 1996 and the remaining four aircraft are scheduled to be delivered in 1997 and 1998. The Company believes that U.S. government support for the E-8 Joint STARS program is strong, due in part to successful tests and operational activity of prototype aircraft in combat conditions in the Persian Gulf and Bosnia. The U.S. government has approved the sale of E-8 Joint STARS aircraft to NATO, although no such purchases have been committed to or funded.

    The Company is the prime contractor for the E-2C Hawkeye, the U.S. Navy's principal early warning, command and control aircraft. The E-2C Hawkeye is designed for missions such as air defense, strike control, air traffic control and search and rescue. The U.S. Navy recently received approval for a program of 36 E-2C aircraft, of which seven are under contract for delivery during 1997 and 1998. The Company is also involved with the Navy's upgrade program for existing E-2C aircraft. In response to upgraded threat capabilities, the U.S. Navy continues to plan additional E-2C avionics improvements including data processing and capacity increases, passive detection systems, radar anti-jamming improvements, tactical program updates and jam resistant communication systems.

    The Company is the prime contractor on the BAT "Brilliant" self-guided submunition program under development for the U.S. Army. This weapon may be carried by a variety of air vehicles and is designed to autonomously locate, attack and destroy tanks, armored vehicles and other mobile targets by using acoustic and infrared sensors working in combination with a high speed onboard computer. Prototype manufacture began in 1992, and the BAT is now in a testing phase to verify that the system meets all established requirements.

    COMMERCIAL AIRCRAFT DIVISION

    The Commercial Aircraft Division is one of the world's leading suppliers of aerostructures, as well as a major supplier of aircraft components for commercial and military use. The Company manufactures the fuselage and the tail section for the Boeing 747, the tail section for the Boeing 757 and 767, various other components for the Boeing 757, 767 and 777 and major subassemblies (including the tail section) for the McDonnell Douglas C-17 military transport. In April 1995, the Company entered into an agreement with Boeing to continue production of the major sections of the 747, 757 and 767 aircraft into the next century. The Company also produces wings for the new Gulfstream V ("G-V") business jet program and components for other aircraft. The G-V's first flight was in November 1995, and aircraft deliveries to customers are expected to begin in January 1997.

    While the Company's commercial aircraft deliveries declined in 1995 compared to 1994, the three leading jet-airliner manufacturers collectively recorded substantially increased orders for new aircraft in 1995 compared to 1994. Boeing, the Company's largest customer for commercial aerostructures, announced in December 1995 and March 1996, planned increases in production rates for 1996 and 1997 for its 747, 767 and 777 models and a return to current levels of production in the second quarter of 1997 for its 757 model following a reduction in the fourth quarter of 1996. The Boeing labor strike, settled in January 1996, will cause some deliveries scheduled for 1996 to be made in 1997. The Company has made substantial investments in productivity improvements and capital equipment to further improve its competitive position in the growing commercial aerostructure marketplace.

    DATA SYSTEMS AND SERVICES DIVISION


    The Data Systems and Services Division provides data processing system services for external customers as well as the Company's various divisions. Included among these services are space station program support services, flight simulator maintenance services and the development of data processing systems for a wide variety of U.S. Government entities and applications. The Division also provides operational and support services to U.S. Air Force bases, an area of potential growth if the U.S. Government increases the outsourcing of maintenance and support activities.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

    Under the Company's Certificate of Incorporation, the total number of shares of stock which the Company has authority to issue is 210,000,000, consisting of 200,000,000 shares of Common Stock, par value $1.00 per share, and 10,000,000 shares of Preferred Stock, $1.00 par value per share. As of April 30, 1996, 49,633,330 shares of Common Stock were issued and outstanding, not including shares reserved for issuance under the Company's stock plans. No shares of Preferred Stock were issued and outstanding on such date. The Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange.

PREFERRED STOCK

    Under the Company's Certificate of Incorporation, the Board of Directors of the Company is authorized, without further stockholder action, to provide for the issuance of Preferred Stock in one or more series, with such designations of titles, dividend rates, redemption provisions, special or relative rights in the event of liquidation, dissolution, distribution or winding up of the Company, sinking fund provisions, conversion provisions, voting rights, and any other preferences, privileges, powers, rights, qualifications, limitations and restrictions, as shall be set forth as and when established by the Board of Directors of the Company.

DESCRIPTION OF COMMON STOCK

    The holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor subject to restrictions on the declaration of dividends on the Common Stock which may be imposed in connection with the issuance of shares of any class or series of Preferred Stock. The Company's principle credit agreement contains provisions restricting dividends and other distributions and the purchase or redemption of shares of Common Stock under certain circumstances. Except as otherwise provided by law, the holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of Common Stock are entitled to receive, upon any liquidation of the Company, all remaining assets available for distribution to stockholders after satisfaction of the Company's liabilities and the preferential rights of any Preferred Stock that may then be issued and outstanding. The outstanding shares of Common Stock are, and the shares offered hereby will be, upon payment therefore by the purchasers thereof, fully paid and nonassessable. The holders of Common Stock have no preemptive, conversion or redemption rights. The registrar and transfer agent for the Common Stock is Chemical Mellon Shareholders Services, L.L.C., New York.

COMMON STOCK PURCHASE RIGHTS

    In 1988, the Company's Board of Directors authorized the distribution of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock.

    As distributed, the Rights trade together with the Common Stock. They may be exercised or traded separately 10 business days after a person or group of persons acquires 15% or more of the outstanding Common Stock, or announces the intention to make a tender offer for 30% or more of the Company's outstanding Common Stock. Upon exercise, each Right entitles the holder thereof to buy one share of Common Stock at a price of $105. If a Person acquires 15% of the outstanding voting power of the Company, each Right (other than those held by the acquiror) will entitle its holder to purchase, at the Right's exercise price, shares of Common Stock having a market value of two times the Right's exercise price. Additionally, if the Company is acquired in a merger or other business combination, each Right (other than those held by the surviving or acquiring company) will entitle its holder to purchase, at the Right's exercise price, shares of the acquiring company's common stock (or Common Stock of the Company if it is the surviving corporation) having a market value of two times the Right's exercise price.


    Rights may be redeemed at the option of the Board of Directors for $.02 per Right at any time prior to the earlier of the expiration of the Rights or the date that a person or persons acquire 15% of the general voting power of the Company. The Board may amend the Rights at any time without stockholder approval. The Rights will expire by their terms in October 1998.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                         FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder of such stock that, for United States federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is not intended to be exhaustive and is based on statutes, regulations, rulings and court decisions as currently in effect all of which may be changed either retroactively or prospectively. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder (including, for example, the fact that, in the case of a Non-United States Holder that is a partnership, the U.S. tax consequences of purchasing, holding and disposing of Common Stock may be affected by determinations made both at the partnership and the partner level) and applies only to Non-United States Holders that hold Common Stock as a capital asset. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK (INCLUDING SUCH INVESTOR'S STATUS AS A UNITED STATES PERSON OR NON-UNITED STATES HOLDER) AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

    For purposes of this discussion, "United States person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, or an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. An alien individual generally is treated as a United States person for any calendar year if either (i) the individual is present in the United States 183 days or more during such calendar year or (ii) the individual is present in the United States at least 31 days during such calendar year and the sum of the number of days present during such calendar year, one-third the number of days present during the first preceding year and one-sixth the number of days present during the second preceding year is 183 or more.

DIVIDENDS

    Dividends paid to a Non-United States Holder generally will be subject to withholding of United States federal income tax at the rate of 30%, unless the withholding rate is reduced under an applicable income tax treaty between the United States and the country of tax residence of the Non-United States Holder. No U.S. withholding will apply if the dividend is effectively connected with a trade or business conducted within the United States by the Non-United States Holder (or, alternatively, where an income tax treaty applies, if the dividend is effectively connected with a permanent establishment maintained within the United States by the Non-United States Holder), but, instead, the dividend will be subject to the United States federal income tax on net income that applies to United States persons (and, with respect to corporate holders, may also be subject to the branch profits tax). A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or to otherwise claim a reduction of or exemption from withholding under the foregoing rules. A Non-United States Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

GAIN ON DISPOSITION

    Subject to special rules described below, a Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of Common Stock unless the gain is effectively connected with a trade or business conducted within the United States by the Non-United States Holder (or, alternatively, where an income tax treaty applies, unless the gain is effectively connected with a permanent establishment maintained within the United States by the Non-United States Holder). Any such effectively connected gain would be subject to the United States federal income tax on net income that applies to United States persons (and, with respect to corporate holders, may also be subject to the branch profits tax). Such tax is not collected by withholding.

    In addition, an individual Non-United States Holder who holds Common Stock would generally be subject to tax at a 30% rate on any gain recognized on the disposition of such Common Stock if such individual is present in the United States for 183 days or more in the taxable year of disposition and either (i) has a "tax home" in the United States (as specifically defined for purposes of the United States federal income tax) or (ii) maintains an office or other fixed place of business in the United States and the income from the sale of the stock is attributable to such office or other fixed place of business. Individual Non-United States Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates.

    Also, special rules apply to Non-United States Holders if the Company is or becomes a "United States real property holding corporation" for United States federal income tax purposes. The Company believes that it has not been, is not currently, and is not likely to become, a United States real property holding corporation. If the Company were a United States real property holding corporation, gain or loss on a sale of the Common Stock by any Non-United States Holder (other than, in most cases, a Non-United States Holder that owns or owned (directly or constructively) 5% or less of the Common Stock during the five-year period ending on the date of such sale) would be treated as income effectively connected with the conduct of a trade or business within the United States by the holder and subject to the net income tax described above.

UNITED STATES FEDERAL ESTATE TAXES

    Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the date of death, or Common Stock subject to certain lifetime transfers made by such an individual, will be included in such individual's estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise. Estates of nonresident aliens are generally allowed a credit that is equivalent to an exclusion of $60,000 of assets from the estate for United States federal estate tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    The Company must report annually to the Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. That information may also be made available to the tax authorities of the country in which a Non-United States Holder resides.

    United States federal backup withholding tax (which, generally, is imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish information required under United States information reporting requirements) generally will not apply to dividends paid to a Non-United States Holder either at an address outside the United States (provided that the payor does not have actual knowledge that the payee is a United States person) or if the dividends are subject to withholding at the 30% rate (or lower treaty rate). As a general matter, information reporting and backup withholding also will not apply to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that is a United States person, or by a foreign office of a foreign broker that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption (and the broker has no actual knowledge to the contrary.) The backup withholding tax is not an additional tax and may be credited against the Non-United States Holder's United States federal income tax liability or refunded to the extent excess amounts are withheld, provided that the required information is supplied to the Service.

NEW PROPOSED REGULATIONS

    The United States Treasury recently proposed new regulations regarding the withholding and information reporting rules discussed above. Among other changes, the proposed regulations would unify certification forms and procedures, require certification of residence to claim treaty benefits, and clarify reliance standards and make other changes affecting withholding agents and intermediaries. If finalized in their current form, the proposed regulations would generally be effective for payments made after December 31, 1997, subject to certain transition rules.

                                  UNDERWRITING

    Under the terms and subject to  the conditions contained in an  Underwriting
Agreement  dated               ,  1996 (the "U.S.  Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters"), for whom CS First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives (the "Representatives"), have severally and not jointly agreed to purchase from the Company the following respective numbers of U.S. Shares:


                                                                                   NUMBER OF
                                U.S. UNDERWRITER                                  U.S. SHARES
- --------------------------------------------------------------------------------  ------------
CS First Boston Corporation.....................................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..........................................................
Salomon Brothers Inc............................................................
Bear, Stearns & Co. Inc. .......................................................       175,000
BT Securities Corporation.......................................................       175,000
Cowen & Company.................................................................       175,000
Deutsche Morgan Grenfell/C.J. Lawrence Inc. ....................................       175,000
Goldman, Sachs & Co. ...........................................................       175,000
Lehman Brothers Inc. ...........................................................       175,000
J.P. Morgan Securities Inc. ....................................................       175,000
Oppenheimer & Co., Inc. ........................................................       175,000
PaineWebber Incorporated........................................................       175,000
Scotia Capital Markets (USA) Inc. ..............................................       175,000
                                                                                  ------------
    Total.......................................................................     5,950,000
                                                                                  ------------
                                                                                  ------------


    The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all of the U.S. Shares offered hereby (other than those shares covered by the overallotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

    The Company has entered into a Subscription Agreement (the "Subscription Agreement") with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

    The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation, expiring at the close of business on the thirtieth (30th) day after the date of this Prospectus, to purchase up to 1,050,000 additional shares at the initial public offering price, less the underwriting discounts or commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number of International Shares set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the sum of the total number of shares of Common Stock in such tables.

    The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares to the public in the United States and Canada initially at the offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price
less  a concession of $           per share, and  the U.S. Underwriters and such
dealers may allow a discount of $           per share on sales to certain  other
dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

    The public offering price and the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the public offering price, concession and discount to dealers will be made only upon mutual agreement of CS First Boston Corporation, as representative of the U.S. Underwriters, and CS First Boston Limited ("CSFBL") on behalf of the Managers.

    Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident of the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment advisor with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

    Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by CS First Boston Corporation, as representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but such amount will not exceed the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.

    The Company has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of this Prospectus, except for issuances of Common Stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants, rights or options in each case outstanding as of the date of this Prospectus, grants of employee stock options or rights pursuant to a plan in effect on the date of this Prospectus, issuances pursuant to the exercise of such options or rights, issuances pursuant to the Company's dividend reinvestment plan as in effect on the date of this Prospectus, and any filing of a registration statement under the Securities Act with respect to any of the foregoing permitted issuances or grants.

    The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

    Certain of the U.S. Underwriters and Managers and their affiliates have from time to time performed, and continue to perform, various investment banking and commercial banking services for the Company, for which customary compensation has been received.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares of Common Stock acquired by such purchaser pursuant to this Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of shares of Common Stock acquired on the same date and under the same prospectus exemption.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1995, 1994, 1993, 1992 and 1991, and for each of the five years in the period ended December 31, 1995 incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


    The combined financial statements of Electronic Systems (a unit of Westinghouse Electric Corporation) incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of the Company dated May 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock and certain other legal matters related to the Offerings will be passed upon for the Company by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California. Latham & Watkins, Los Angeles, California, will pass on certain legal matters for the U.S. Underwriters and Managers.

- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Forward Looking Statements.....................           2
Available Information..........................           2
Incorporation of Certain Documents by
 Reference.....................................           3
Prospectus Summary.............................           4
Use of Proceeds................................           9
Capitalization.................................           9
Price Range of Common Stock and Dividends......          10
Selected Consolidated Financial Data...........          11
Unaudited Pro Forma Condensed Combined
 Financial Data................................          12
The Company....................................          16
Description of Capital Stock...................          21
Certain United States Federal Tax Consequences
 For Non-United States Holders.................          22
Underwriting...................................          25
Notice to Canadian Residents...................          27
Experts........................................          27
Legal Matters..................................          28

                                NORTHROP GRUMMAN

                                7,000,000 Shares

                                  Common Stock
                               ($1.00 PAR VALUE)

                              P R O S P E C T U S

                                CS First Boston
                              Merrill Lynch & Co.
                              Salomon Brothers Inc

- -------------------------------------------
                                     -------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                   SUBJECT TO COMPLETION, DATED JUNE 3, 1996


                                7,000,000 Shares
                                NORTHROP GRUMMAN
                                  Common Stock
                               ($1.00 PAR VALUE)

                                 --------------

ALL OF THE SHARES OF COMMON STOCK, PAR VALUE $1.00 PER SHARE ("COMMON STOCK"), OF NORTHROP GRUMMAN CORPORATION (THE "COMPANY") OFFERED HEREBY ARE BEING SOLD
 BY  THE  COMPANY. OF  THE 7,000,000  SHARES OF  COMMON STOCK  BEING OFFERED,
   1,050,000 SHARES ARE INITIALLY BEING OFFERED OUTSIDE THE UNITED STATES AND
    CANADA (THE "INTERNATIONAL SHARES") BY THE MANAGERS (THE "INTERNATIONAL OFFERING") AND 5,950,000 SHARES ARE INITIALLY BEING CONCURRENTLY
     OFFERED IN THE UNITED STATES AND  CANADA (THE "U.S. SHARES") BY  THE
       U.S. UNDERWRITERS (THE "U.S. OFFERING" AND, TOGETHER WITH THE INTERNATIONAL OFFERING, THE "OFFERINGS"). THE OFFERING PRICE AND
       UNDERWRITING  DISCOUNTS AND   COMMISSIONS  OF THE INTERNATIONAL
                 OFFERING AND THE U.S. OFFERING ARE IDENTICAL.


THE COMMON STOCK OF THE COMPANY IS LISTED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") AND THE PACIFIC STOCK EXCHANGE UNDER THE SYMBOL "NOC." ON MAY 29,
  1996, THE LAST REPORTED SALE PRICE  OF THE COMMON       STOCK ON THE  NYSE
         WAS $62 1/4. SEE "PRICE RANGE OF COMMON STOCK AND DIVIDENDS."


                                 --------------

THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
   AND  EXCHANGE   COMMISSION  OR   ANY  STATE   SECURITIES  COMMISSION   NOR
     HAS   THE   SECURITIES   AND   EXCHANGE   COMMISSION   OR   ANY  STATE
        SECURITIES  COMMISSION   PASSED  UPON   THE  ACCURACY   OR   AD-
            EQUACY    OF   THIS   PROSPECTUS.   ANY   REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                             UNDERWRITING
                                                            PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                             PUBLIC           COMMISSIONS        COMPANY(1)
                                                        -----------------  -----------------  -----------------
PER SHARE.............................................          $                  $                  $
TOTAL (2).............................................          $                  $                  $

(1) BEFORE DEDUCTION OF EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $700,000.

(2) THE COMPANY HAS GRANTED THE MANAGERS AND THE U.S. UNDERWRITERS AN OPTION, EXERCISABLE BY CS FIRST BOSTON CORPORATION FOR THIRTY (30) DAYS FROM THE DATE OF THIS PROSPECTUS TO PURCHASE A MAXIMUM OF 1,050,000 ADDITIONAL SHARES TO COVER OVER-ALLOTMENTS OF SHARES. IF THE OPTION IS EXERCISED IN FULL, THE
    TOTAL  PRICE TO  PUBLIC WILL  BE $             ,  UNDERWRITING DISCOUNTS AND
    COMMISSIONS WILL BE $         AND PROCEEDS TO COMPANY WILL BE $         .

    THE INTERNATIONAL SHARES ARE OFFERED BY THE SEVERAL MANAGERS WHEN, AS AND IF ISSUED BY THE COMPANY, DELIVERED TO AND ACCEPTED BY THE MANAGERS AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT THE INTERNATIONAL SHARES WILL BE READY FOR DELIVERY ON OR ABOUT JUNE , 1996, AGAINST PAYMENT IN IMMEDIATELY AVAILABLE FUNDS.

CS First Boston                                      Merrill Lynch International

                     Salomon Brothers International Limited

                 THE DATE OF THIS PROSPECTUS IS JUNE   , 1996.

    IN CONNECTION WITH THE OFFERINGS, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE PACIFIC STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK OF THE COMPANY PURSUANT TO EXEMPTIONS CONTAINED IN RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                           FORWARD LOOKING STATEMENTS

    THE FORWARD LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS, CONCERNING, AMONG OTHER THINGS, FUTURE RESULTS OF OPERATIONS, DELIVERIES, TRENDS, CASH FLOWS, MARKETS AND PROGRAMS ARE PROJECTIONS AND ARE NECESSARILY SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. ACTUAL OUTCOMES ARE DEPENDENT UPON THE COMPANY'S SUCCESSFUL PERFORMANCE OF INTERNAL PLANS, GOVERNMENT CUSTOMERS' BUDGETARY RESTRAINTS, CUSTOMER CHANGES IN SHORT RANGE AND LONG RANGE PLANS, DOMESTIC AND INTERNATIONAL COMPETITION IN BOTH THE DEFENSE AND COMMERCIAL AREAS, PRODUCT PERFORMANCE, CONTINUED DEVELOPMENT AND ACCEPTANCE OF NEW PRODUCTS, PERFORMANCE ISSUES WITH KEY SUPPLIERS AND SUBCONTRACTORS, GOVERNMENT IMPORT AND EXPORT POLICIES, TERMINATION OF GOVERNMENT CONTRACTS, POLITICAL PROCESSES, LEGAL, FINANCIAL AND GOVERNMENTAL RISKS RELATED TO INTERNATIONAL TRANSACTIONS AND GLOBAL NEEDS FOR MILITARY AND COMMERCIAL AIRCRAFT AND ELECTRONIC SYSTEMS AND SUPPORT, AS WELL AS OTHER ECONOMIC, POLITICAL AND TECHNOLOGICAL RISKS AND UNCERTAINTIES.

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Forward Looking Statements.....................           2
Available Information..........................           3
Incorporation of Certain Documents by
 Reference.....................................           3
Prospectus Summary.............................           4
Use of Proceeds................................           9
Capitalization.................................           9
Price Range of Common Stock and Dividends......          10
Selected Consolidated Financial Data...........          11

                                                    PAGE
                                                    -----

Unaudited Pro Forma Condensed Combined
 Financial Data................................          12
The Company....................................          16
Description of Capital Stock...................          21
Certain United States Federal Tax Consequences
 For Non-United States Holders.................          22
Subscription and Sale..........................          25
Experts........................................          27
Legal Matters..................................          27

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the
Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copies may be obtained at the principal office of the Commission at 450 Fifth Street, N.W, Washington, D.C. 20549, and at the following regional offices of the Commission:
Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W, Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; and the Pacific Stock Exchange, Inc., 233 South Beaudry Avenue, Los Angeles, California 90012, and 301 Pine Street, San Francisco, California 94104.

    The Company has filed with the Commission a Registration Statement (herein, together with all amendments thereto, called the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein and filed as an exhibit to the Registration Statement are not necessarily complete, and, in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the securities being offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company has filed with the Commission, pursuant to Section 13 of the Exchange Act:

        (i) an Annual Report on Form 10-K for the year ended December 31, 1995;


        (ii) a Current Report on Form 8-K filed March 18, 1996, as amended on Form 8-K/A dated May 31, 1996;


       (iii)  a Quarterly Report  on Form 10-Q  for the quarter  ended March 31,
    1996;

        (iv) a description of the Common Stock of the Company set forth in a Registration Statement on Form 8-B dated June 20, 1985; and

        (v) a description of the Common Stock Purchase Rights of the Company set forth in a Registration Statement on Form 8-A filed September 22, 1988, as amended on Form 8 filed August 2, 1991, as further amended on Form 8-A/A filed October 7, 1994;

    which are hereby incorporated by reference in and made a part of this Prospectus.

        All documents hereafter filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        In this Prospectus, references to "dollars" and "$" are to United States dollars.

        THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST DIRECTED TO: JAMES C. JOHNSON, CORPORATE VICE PRESIDENT AND SECRETARY, NORTHROP GRUMMAN CORPORATION, 1840 CENTURY PARK EAST, LOS ANGELES, CALIFORNIA 90067 (TELEPHONE: (310) 553-6262).

                             SUBSCRIPTION AND SALE

    The   Institutions  named  below  (the  "Managers"),  have,  pursuant  to  a
Subscription Agreement dated             , 1996 (the "Subscription  Agreement"),
severally but not jointly agreed to subscribe and pay for, the following respective numbers of International Shares as set forth opposite their names:

                                                                                   NUMBER OF
                                                                                  INTERNATIONAL
                                    MANAGER                                          SHARES
- --------------------------------------------------------------------------------  ------------
CS First Boston Limited
Merrill Lynch International
Salomon Brothers International Limited

                                                                                  ------------
Total                                                                               1,050,000
                                                                                  ------------
                                                                                  ------------

    The Subscription Agreement provides that the obligations of the Managers are such that, subject to certain conditions precedent, the Managers will be obligated to purchase all of the International Shares offered hereby (other than those shares covered by the over allotment option described below) if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of non-defaulting Managers may be increased or the Subscription Agreement may be terminated.

    The Company has entered into an Underwriting Agreement (the "Underwriting Agreement") with the U.S. Underwriters of the U.S. Offering (the "U.S. Underwriters") providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

    The Company has granted to the Managers and the U.S. Underwriters an option, exercisable by CS First Boston Corporation ("CSFBC"), expiring at the close of business on the thirtieth (30th) day after the date of this Prospectus, to purchase up to 1,050,000 additional shares, at the initial public offering price, less the underwriting discounts or commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent that this option to purchase is exercised, each Manager and U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table and as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the corresponding table in the prospectus relating to the U.S. Offering bears to the sum of the total number of shares of Common Stock in such tables.

    The Company has been advised by CS First Boston Limited ("CSFBL"), on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers, to certain
dealers at such price less a commission of $         per share, and the Managers
and  such dealers may  allow a commission of  $           per  share on sales to
certain other dealers. After the initial public offering, the public offering price and commission and reallowance may be changed by the Managers.

    The offering price and the aggregate underwriting discounts and commissions per share and per share commission and reallowance to dealers for the International Offering and the concurrent U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offerings, changes in the offering price, the aggregate Underwriting discounts and commissions per share and per share commission and reallowance to dealers, will be made only upon mutual agreement of CSFBL, on behalf of the Managers, and CSFBC on behalf of the U.S. Underwriters.

    Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories and possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories and possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident of the United States or Canada or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment advisor with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

    Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares of Common Stock so sold will be the public offering price less such amount agreed upon by CSFBL, on behalf of the Managers, and CSFBC, as representative of the U.S. Underwriters, but such amount will not exceed the selling concession applicable to such shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold shares of Common Stock.

    Prior to the expiry of the period of six months from the closing of the Offerings no Common Stock may be offered or sold in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. All applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 must be complied with in respect of anything done in relation to any Common Stock in, from or otherwise involving the United Kingdom. No document issued in connection with the issue of any Common Stock may be issued or passed on in the United Kingdom to a person, unless that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on. The Company has not authorized any offer of Common Stock to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"). The Common Stock may not lawfully be offered or sold to persons in the United Kingdom except in circumstances that do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

    The Company has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of CSFBC for a period of 90 days after the date of this Prospectus, except for issuances of Common Stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants, rights or options in each case outstanding as of the date of this Prospectus, grants of employee stock options or rights pursuant to a plan in effect on the date of this Prospectus, issuances pursuant to the exercise of such options or rights, issuances pursuant to the Company's dividend reinvestment plan as in effect on the date of this Prospectus, and any filing of a registration statement under the Securities Act with respect to any of the foregoing permitted issuances or grants.

    The Company has agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

    Certain of the Managers and U.S. Underwriters and their affiliates have from time to time performed, and continue to perform, various investment banking and commercial banking services for the Company, for which customary compensation has been received.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1995, 1994, 1993, 1992 and 1991, and for each of the five years in the period ended December 31, 1995 incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


    The combined financial statements of Electronic Systems (a unit of Westinghouse Electric Corporation) incorporated in this Prospectus by reference to the Current Report on Form 8-K/A of the Company dated May 31, 1996 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock and certain other legal matters related to the Offerings will be passed upon for the Company by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California. Latham & Watkins, Los Angeles, California, will pass on certain legal matters for the U.S. Underwriters and Managers.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    An itemized statement of the estimated amount of the expenses, other than underwriting discounts and commissions, incurred and to be incurred by the Company in connection with the issuance and distribution of the Securities registered pursuant to this registration statement is as follows:


SEC registration fee..............................................  $ 164,470
Printing and engraving expenses...................................    135,000
Accounting fees and expenses......................................    150,000
Legal fees and expenses...........................................    150,000
Listing fees......................................................     35,675
Blue sky fees and expenses and legal fees.........................     15,000
Miscellaneous.....................................................     49,855
                                                                    ---------
    Total.........................................................  $ 700,000
                                                                    ---------
                                                                    ---------



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


    Section 145 of the Delaware General Corporation Law (the "Act"), and Article V of the Company's Bylaws relate to the indemnification of the Company's directors and officers, among others, in a variety of circumstances against liabilities arising in connection with the performance of their duties.

    The Act permits indemnification of directors and officers acting in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Company or its shareholders (and, with respect to a criminal proceeding, if they have no reasonable cause to believe their conduct to be unlawful) against (i) expenses (including attorney's fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding (other than an action by or in the right of the Company) arising out of a position with the Company (or with some other entity at the Company's request) and (ii) expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred in connection with a threatened, pending, or completed action or suit by or in the right of the Company, unless the director or officer is found liable to the Company and an appropriate court does not determine that he or she is nevertheless fairly and reasonably entitled to indemnification.

    The Act requires indemnification for expenses to the extent that a director or officer is successful on the merits in defending against any such action, suit or proceeding, and otherwise requires in general that the indemnification provided for in (i) and (ii) above be made only on a determination by a majority vote of a quorum of the Board of Directors who were not parties or threatened to be made parties to the action, suit or proceeding, or, if a quorum cannot be obtained, (a) by independent legal counsel, or (b) by the shareholders. In certain circumstances, the Act further permits advances to cover such expenses before a final determination that indemnification is permissible, upon receipt of a written undertaking by or on behalf of the director or officer to repay such amounts if it shall ultimately be determined that they are not entitled to indemnification.

    Indemnification   under  the  Act  is  not  exclusive  of  other  rights  to indemnification to which a person may be entitled under the Company's Certificate of Incorporation, Bylaws or a contractual agreement. The Act permits the Company to purchase insurance on behalf of its directors and officers against liabilities arising out of their positions with the Company whether or not such liabilities would be within the foregoing indemnification provisions.

    Under the Company's Bylaws, the Company is required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company, a "derivative action") and any appeal thereof by reason of the fact that such person is, was or agreed to become a director or officer of the Company, against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent allowed under Delaware or other applicable state law. The Company shall indemnify an indemnitee in connection with a suit brought by such indemnitee only if the proceeding was authorized by the Company or is instituted to enforce the indemnification rights herein above mentioned. The Company may pay the expenses (including attorney's fees) incurred by any officer, director, employee or agent who is interviewed, subpoenaed or deposed as a witness, or otherwise incurs expenses, in connection with any action or proceeding, if it is determined that such payments will benefit the Company.

    The Company's Bylaws provide that the Company shall pay for the expenses incurred by an indemnified director or officer in defending the proceedings specified above, in advance of their final disposition, provided that the person furnishes the Company with an undertaking to reimburse the Company if it is ultimately determined that such person is not entitled to indemnification. The Company may provide indemnification at the discretion of the Board of Directors and on such terms and under such conditions as the Board shall deem appropriate to any person who is or was serving as an employee or agent. In addition, the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company (or is serving or was serving at the request of an executive officer the Company in such a position at a related entity) against any liability asserted against and incurred by such person in such capacity, or arising out of the person's status as such whether or not the Company would have the power or the obligation to indemnify such person against such liability under the provisions of the Company's Bylaws.

    The Company has entered into an agreement with each of its directors and certain of its officers indemnifying them to the fullest extent permitted by the foregoing. The Company has also purchased director and officer liability insurance. Reference is made to the forms of Underwriting Agreement and Subscription Agreement filed as Exhibits 1.1 and 1.2, respectively, to this Registration Statement for certain provisions regarding the indemnification of officers and directors of the Company by the U.S. Underwriters and Managers.

ITEM 16.  EXHIBITS


      1.1  Form of Underwriting Agreement*
      1.2  Form of Subscription Agreement*
      3.1  Certificate  of Incorporation, as amended (incorporated by reference to Form S-3 Registration Statement, Registration No. 33-55143)*
      3.2  Bylaws,  as  amended   (incorporated  by  reference   to  Form   S-3
           Registration Statement, Registration No. 33-55143)*
      4.1  Common Stock Purchase Rights Plan (incorporated by reference to Form
           8-A   filed  September   22,  1988,   amended  on   August  2,  1991
           (incorporated by  reference to  Form  8 filed  August 2,  1991)  and amended  on September  28, 1994  (incorporated by  reference to Form
           8-A/A filed October 7, 1994)*
      4.2  Amended  and  Restated   Credit  Agreement  dated   March  1,   1996
           (incorporated by reference to Form 8-K filed March 18, 1996)*
      4.3  Form  of Certificate for Common  Stock (incorporated by reference to
           Form S-3 Registration Statement, Registration No. 33-55143)*
      5.1  Opinion of Sheppard, Mullin, Richter & Hampton LLP*
     23.1  Consent of Deloitte & Touche LLP, independent auditors
     23.2  Consent of Price Waterhouse LLP, independent accountants

     23.3  Consent of  Sheppard, Mullin,  Richter &  Hampton LLP  (included  in
           Exhibit 5.1)*
     24.1  Power of Attorney*

- ------------------------
* Previously filed.

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes that:

        (a) for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (b) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue;

        (c) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (d) for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California on May 31, 1996.


                                    NORTHROP GRUMMAN CORPORATION

                                    By:              NELSON F. GIBBS*
                                          --------------------------------------
                                                     Nelson F. Gibbs,
                                                 CORPORATE VICE PRESIDENT
                                                      AND CONTROLLER


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to its Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                       NAME                           TITLE                   DATE
        -----------------------------------  ------------------------  ------------------
                                             Chairman of the Board,
                KENT KRESA*                   President and Chief
- -------------------------------------------   Executive Officer and          May 31, 1996
                Kent Kresa                    Director (Principal
                                              Executive Officer)

           RICHARD B. WAUGH, JR.*            Corporate Vice President
- -------------------------------------------   and Chief Financial            May 31, 1996
           Richard B. Waugh, Jr.              Officer

                                             Corporate Vice President
              NELSON F. GIBBS*                and Controller
- -------------------------------------------   (Principal Accounting          May 31, 1996
              Nelson F. Gibbs                 Officer)

             JACK R. BORSTING*
- -------------------------------------------  Director                        May 31, 1996
             Jack R. Borsting

            JOHN T. CHAIN, JR.*
- -------------------------------------------  Director                        May 31, 1996
            John T. Chain, Jr.

               JACK EDWARDS*
- -------------------------------------------  Director                        May 31, 1996
               Jack Edwards

               PHILIP FROST*
- -------------------------------------------  Director                        May 31, 1996
               Philip Frost

             AULANA L. PETERS*
- -------------------------------------------  Director                        May 31, 1996
             Aulana L. Peters

              JOHN E. ROBSON*
- -------------------------------------------  Director                        May 31, 1996
              John E. Robson

                       NAME                           TITLE                   DATE
        -----------------------------------  ------------------------  ------------------
           RICHARD M. ROSENBERG*
- -------------------------------------------  Director                        May 31, 1996
           Richard M. Rosenberg
- -------------------------------------------  Director
              Brent Scowcroft

           JOHN BROOKS SLAUGHTER*
- -------------------------------------------  Director                        May 31, 1996
           John Brooks Slaughter

            WALLACE C. SOLBERG*
- -------------------------------------------  Director                        May 31, 1996
            Wallace C. Solberg

           RICHARD J. STEGEMEIER*
- -------------------------------------------  Director                        May 31, 1996
           Richard J. Stegemeier

      *By:          JAMES C. JOHNSON
- -------------------------------------------
             James C. Johnson
            ATTORNEY-IN-FACT**


- ------------------------
** By authority of power of attorney filed with this registration statement.

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                  DESCRIPTION                                PAGE
- -----------  ----------------------------------------------------------------------  ----
       1.1   Form of Underwriting Agreement*.......................................
       1.2   Form of Subscription Agreement*.......................................
       3.1   Certificate of Incorporation, as amended (incorporated by reference to
              Form S-3 Registration Statement, Registration No. 33-55143)*
       3.2   Bylaws, as amended (incorporated by reference to Form S-3 Registration
              Statement, Registration No. 33-55143)*
       4.1   Common Stock Purchase Rights Plan (incorporated by reference to Form
              8-A filed September 22, 1988, amended on August 2, 1991 (incorporated by reference to Form 8 filed August 2, 1991) and amended on September
              28, 1994 (incorporated by reference to Form 8-A/A filed October 7,
              1994)*
       4.2   Amended and Restated Credit Agreement dated March 1, 1996
              (incorporated by reference to Form 8-K filed March 18, 1996)*
       4.3   Form of Certificate for Common Stock (incorporated by reference to
              Form S-3 Registration Statement, Registration No. 33-55143)*
       5.1   Opinion of Sheppard, Mullin, Richter & Hampton LLP*
      23.1   Consent of Deloitte & Touche LLP, independent auditors................
      23.2   Consent of Price Waterhouse LLP, independent accountants
      23.3   Consent of Sheppard, Mullin, Richter & Hampton LLP (included in
              Exhibit 5.1)*
      24.1   Power of Attorney*


- ------------------------
* Previously filed.